UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.
2.	Unaudited financial results (standalone and consolidated) for the quarter and six months ended September 30, 2024
3.	Limited Review Reports
4.	News Release
5.	Annexure

OTHER NEWS

Subject: Outcome of Board Meeting held on October 26, 2024

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

In terms of Regulation 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), we write to inform you that the Board of Directors of ICICI Bank Limited (the Bank), at its meeting held today, inter alia, approved unaudited financial results (standalone and consolidated) for the quarter and six months ended September 30, 2024. We enclose herewith the following:

a.	Unaudited financial results (standalone and consolidated) for the quarter and six months ended September 30, 2024;

b.	Limited review reports on the unaudited financial results (standalone and consolidated) issued by B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank for the corresponding period; and

c.	News Release on unaudited financial results for the quarter and six months ended September 30, 2024.

The Board also approved the inclusion of Mr. Vipul Agarwal in the category of senior management personnel with immediate effect. The details as required under Regulation 30 read with para A of part A of Schedule III of the SEBI Listing Regulations, as amended, read with SEBI circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023 is provided in Annexure.

Please take the above information on record.

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900
Website: www.icicibank.com, Email: companysecretary@icicibank.com

STANDALONE FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2024 (Q2-2025)	June 30, 2024 (Q1-2025)	September 30, 2023 (Q2-2024)	September 30, 2024 (H1-2025)	September 30, 2023 (H1-2024)	March 31, 2024 (FY2024)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			40,537.38	38,995.78	34,920.39	79,533.16	68,248.00	142,890.94
	a)	Interest/discount on advances/bills		31,426.45	30,108.54	27,118.87	61,534.99	52,963.02	110,943.93
	b)	Income on investments		8,311.33	8,156.58	7,020.31	16,467.91	13,638.31	28,630.99
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		517.11	443.00	494.34	960.11	907.04	1,791.39
	d)	Others		282.49	287.66	286.87	570.15	739.63	1,524.63
2.	Other income[1]			7,176.66	7,001.92	5,776.68	14,178.58	11,211.93	22,957.77
3.	TOTAL INCOME (1)+(2)			47,714.04	45,997.70	40,697.07	93,711.74	79,459.93	165,848.71
4.	Interest expended			20,489.40	19,442.87	16,612.48	39,932.27	31,713.63	68,585.22
5.	Operating expenses (e)+(f)			10,501.46	10,529.99	9,855.32	21,031.45	19,377.91	39,132.73
	e)	Employee cost		4,136.14	4,370.51	3,725.42	8,506.65	7,609.08	15,141.99
	f)	Other operating expenses		6,365.32	6,159.48	6,129.90	12,524.80	11,768.83	23,990.74
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)
				30,990.86	29,972.86	26,467.80	60,963.72	51,091.54	107,717.95
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			16,723.18	16,024.84	14,229.27	32,748.02	28,368.39	58,130.76

8.	Provisions (other than tax) and contingencies			1,233.09	1,332.18	582.63	2,565.27	1,875.07	3,642.93
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			15,490.09	14,692.66	13,646.64	30,182.75	26,493.32	54,487.83
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			15,490.09	14,692.66	13,646.64	30,182.75	26,493.32	54,487.83
12.	Tax expense (g)+(h)			3,744.21	3,633.55	3,385.64	7,377.76	6,584.12	13,599.56
	g)	Current tax		3,306.43	3,326.56	3,246.52	6,632.99	6,383.89	12,050.65
	h)	Deferred tax		437.78	306.99	139.12	744.77	200.23	1,548.91
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			11,745.88	11,059.11	10,261.00	22,804.99	19,909.20	40,888.27
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			11,745.88	11,059.11	10,261.00	22,804.99	19,909.20	40,888.27
16.	Paid-up equity share capital (face value Rs. 2 each)			1,409.45	1,407.45	1,400.83	1,409.45	1,400.83	1,404.68
17.	Reserves excluding revaluation reserves			253,396.45	247,987.56	210,508.56	253,396.45	210,508.56	232,505.97
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.21%	0.22%	0.21%	0.22%
	ii)	Capital adequacy ratio (Basel III)		15.35%	15.96%	16.07%	15.35%	16.07%	16.33%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	16.68	15.73	14.66	32.42	28.46	58.38
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	16.40	15.46	14.40	31.86	27.96	57.33
19.	NPA Ratio[2]
	i)	Gross non-performing customer assets (net of write-off)		27,121.15	28,718.63	29,836.94	27,121.15	29,836.94	27,961.68
	ii)	Net non-performing customer assets		5,685.14	5,684.79	5,046.47	5,685.14	5,046.47	5,377.79
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.97%	2.15%	2.48%	1.97%	2.48%	2.16%
	iv)	% of net non-performing customer assets to net customer assets		0.42%	0.43%	0.43%	0.42%	0.43%	0.42%
20.	Return on assets (annualised)			2.40%	2.36%	2.41%	2.38%	2.40%	2.37%
21.	Net worth[3]			250,418.12	244,448.42	204,617.01	250,418.12	204,617.01	227,933.46
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[4]			0.27	0.27	0.30	0.27	0.30	0.30
25.	Total debts to total assets[5]			6.30%	6.35%	6.79%	6.30%	6.79%	6.68%

1.	During FY2024, the Bank had transferred accumulated translation loss of Rs. 339.66 crore related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.
2.	At September 30, 2024, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.04% (June 30, 2024: 2.25%, March 31, 2024: 2.26%, September 30, 2023: 2.55%) and net non-performing advances to net advances was 0.45% (June 30, 2024: 0.46%, March 31, 2024: 0.45%, September 30, 2023: 0.45%).
3.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015. Net worth also includes Available for Sale (‘AFS’) Reserve.
4.	Debt represents borrowings with residual maturity of more than one year.
5.	Total debts represents total borrowings of the Bank.
6.	Refer accompanying Notes following the consolidated results.

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)
Particulars	At
	September 30, 2024	June 30, 2024	March 31, 2024	September 30, 2023
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,409.45	1,407.45	1,404.68	1,400.83
Employees stock options/units outstanding	1,650.74	1,516.12	1,405.32	1,078.01
Reserves and surplus	256,479.80	251,070.91	235,589.32	213,570.08
Deposits	1,497,760.67	1,426,149.46	1,412,824.95	1,294,741.72
Borrowings (includes subordinated debt)	124,492.93	120,146.85	124,967.58	116,758.02
Other liabilities and provisions	95,064.64	92,406.30	95,322.73	93,230.90
Total Capital and Liabilities	1,976,858.23	1,892,697.09	1,871,514.58	1,720,779.56

Assets
Cash and balances with Reserve Bank of India	89,101.67	80,438.97	89,711.70	66,221.19
Balances with banks and money at call and short notice	47,696.98	30,224.07	50,214.31	43,240.51
Investments	479,098.46	475,255.60	461,942.27	413,253.09
Advances	1,277,240.43	1,223,154.27	1,184,406.39	1,110,542.14
Fixed assets	11,545.62	11,101.40	10,859.84	10,165.93
Other assets	72,175.07	72,522.78	74,380.07	77,356.70
Total Assets	1,976,858.23	1,892,697.09	1,871,514.58	1,720,779.56

STANDALONE CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Period ended
		September 30, 2024 (H1-2025)	March 31, 2024 (FY2024)	September 30, 2023 (H1-2024)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		30,182.75	54,487.83	26,493.32

Adjustments for:
Depreciation and amortisation		1,062.05	1,722.87	800.10
Net (appreciation)/depreciation on investments		(1,308.88)	1,565.28	471.19
Provision in respect of non-performing and other assets		3,014.21	944.79	842.68
General provision for standard assets		283.20	1,154.83	844.75
Provision for contingencies & others		(102.63)	854.51	328.79
Employee Stock Options Expense		407.73	702.83	355.69

Income from subsidiaries and consolidated entities		(1,435.34)	(2,072.90)	(939.58)
(Profit)/loss on sale of fixed assets		(4.10)	(14.33)	(7.50)
	(i)	32,098.99	59,345.71	29,189.44

Adjustments for:
(Increase)/decrease in investments		36,849.47	(38,885.23)	(25,712.82)
(Increase)/decrease in advances		(95,848.24)	(166,104.10)	(91,746.52)
Increase/(decrease) in deposits		84,935.72	231,984.25	113,901.03
(Increase)/decrease in other assets		747.90	(3,656.25)	(5,885.24)
Increase/(decrease) in other liabilities and provisions		(511.31)	10,057.33	7,920.32
	(ii)	26,173.54	33,396.00	(1,523.23)

Refund/(payment) of direct taxes	(iii)	(6,320.75)	(11,085.11)	(4,112.57)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	51,951.78	81,656.60	23,553.64
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries (including application money)		(1,388.49)	(2,823.93)	..
Income from subsidiaries and consolidated entities		1,435.34	2,072.91	939.58
Purchase of fixed assets		(1,937.10)	(2,874.78)	(1,492.96)
Proceeds from sale of fixed assets		41.05	54.48	36.55
(Purchase)/sale of held-to-maturity securities		(46,348.48)	(59,077.44)	(25,681.71)
Net cash flow from/(used in) investing activities	(B)	(48,197.68)	(62,648.76)	(26,198.54)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		803.25	1,170.87	624.91
Proceeds from long-term borrowings		16,050.80	29,284.07	7,902.08
Repayment of long-term borrowings		(18,452.11)	(32,033.91)	(15,928.66)
Net proceeds/(repayment) of short-term borrowings		1,732.45	8,253.42	5,625.32
Dividend paid		(7,041.27)	(5,598.60)	(5,598.60)
Net cash flow from/(used in) financing activities	(C)	(6,906.88)	1,075.85	(7,374.95)
Effect of exchange fluctuation on translation reserve	(D)	25.42	404.05	43.28

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(3,127.36)	20,487.74	(9,976.57)

Cash and cash equivalents at beginning of the period/year		139,926.01	119,438.27	119,438.27
Cash and cash equivalents at end of the period/year		136,798.65	139,926.01	109,461.70

1.	Cash and cash equivalents include cash in hand, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

STANDALONE SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2024 (Q2-2025)	June 30, 2024 (Q1-2025)	September 30, 2023 (Q2-2024)	September 30, 2024 (H1-2025)	September 30, 2023 (H1-2024)	March 31, 2024 (FY2024)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	38,750.86	37,378.46	33,080.02	76,129.32	64,137.23	134,547.57
b	Wholesale Banking	20,388.83	19,392.15	17,383.77	39,780.98	33,452.90	71,780.22
c	Treasury	33,579.54	32,647.36	27,859.08	66,226.90	54,164.19	113,959.22
d	Other Banking	1,254.38	690.26	727.96	1,944.64	1,572.15	3,297.30
	Total segment revenue	93,973.61	90,108.23	79,050.83	184,081.84	153,326.47	323,584.31
	Less: Inter segment revenue	46,259.57	44,110.53	38,353.76	90,370.10	73,866.54	157,735.60
	Income from operations	47,714.04	45,997.70	40,697.07	93,711.74	79,459.93	165,848.71
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	5,556.19	4,239.07	4,895.97	9,795.26	9,074.60	18,849.17
b	Wholesale Banking	5,197.53	4,912.07	4,670.00	10,109.60	8,749.70	19,971.71
c	Treasury	4,603.39	5,473.58	3,966.92	10,076.97	8,329.05	14,898.40
d	Other Banking	132.98	67.94	113.75	200.92	339.97	768.55
	Total segment results	15,490.09	14,692.66	13,646.64	30,182.75	26,493.32	54,487.83
3.	Segment assets
a	Retail Banking	778,247.73	747,392.84	668,057.40	778,247.73	668,057.40	719,313.62
b	Wholesale Banking	502,717.35	491,263.38	463,638.43	502,717.35	463,638.43	482,456.10
c	Treasury	644,803.85	616,608.50	550,912.76	644,803.85	550,912.76	628,256.14
d	Other Banking	46,368.30	32,396.38	30,867.69	46,368.30	30,867.69	34,891.44
e	Unallocated	4,721.00	5,035.99	7,303.28	4,721.00	7,303.28	6,597.28
	Total segment assets	1,976,858.23	1,892,697.09	1,720,779.56	1,976,858.23	1,720,779.56	1,871,514.58
4.	Segment liabilities
a	Retail Banking	1,063,337.34	1,027,261.28	940,334.15	1,063,337.34	940,334.15	1,019,845.49
b	Wholesale Banking	494,981.27	455,949.98	416,050.16	494,981.27	416,050.16	456,571.53
c	Treasury	138,508.93	135,128.50	129,456.51	138,508.93	129,456.51	137,386.24
d	Other Banking	7,390.70	6,707.73	5,126.69	7,390.70	5,126.69	6,212.00
e	Unallocated	13,100.00	13,655.12	13,763.13	13,100.00	13,763.13	13,100.00
	Total segment liabilities	1,717,318.24	1,638,702.61	1,504,730.64	1,717,318.24	1,504,730.64	1,633,115.26
5.	Capital employed	259,539.99	253,994.48	216,048.92	259,539.99	216,048.92	238,399.32
6.	Total (4)+(5)	1,976,858.23	1,892,697.09	1,720,779.56	1,976,858.23	1,720,779.56	1,871,514.58

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(₹ in crore)
Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
Q2-2025
	Retail Banking	38,750.86	5,556.19	778,247.73	1,063,337.34
(i)	Digital Banking	10,051.48	1,492.86	140,009.42	201,963.08
(ii)	Other Retail Banking	28,699.38	4,063.33	638,238.31	861,374.26
Q1-2025
	Retail Banking	37,378.46	4,239.07	747,392.84	1,027,261.28
(i)	Digital Banking	9,294.03	1,187.22	135,195.54	192,709.03
(ii)	Other Retail Banking	28,084.43	3,051.85	612,197.30	834,552.25
Q2-2024
	Retail Banking	33,080.02	4,895.97	668,057.40	940,334.15
(i)	Digital Banking	7,644.09	1,162.52	99,513.41	161,717.18
(ii)	Other Retail Banking	25,435.93	3,733.45	568,543.99	778,616.97

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.

5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)
Sr. no.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2024 (Q2-2025)	June 30, 2024 (Q1-2025)	September 30, 2023 (Q2-2024)	September 30, 2024 (H1-2025)	September 30, 2023 (H1-2024)	March 31, 2024 (FY2024)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		46,325.78	44,581.65	38,938.08	90,907.43	76,043.97	159,515.92
	a)	Interest/discount on advances/bills	33,140.75	31,755.59	28,501.06	64,896.34	55,588.75	116,589.78
	b)	Income on investments	11,929.93	11,665.69	9,279.96	23,595.62	18,111.01	38,107.07
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	836.46	717.74	699.56	1,554.20	1,281.77	2,649.88
	d)	Others	418.64	442.63	457.50	861.27	1,062.44	2,169.19
2.	Other income (e)+(f)		26,616.77	22,688.41	18,354.18	49,305.18	33,332.29	76,521.80
	e)	Premium and other operating income from insurance business	16,779.41	13,567.06	10,679.21	30,346.47	18,376.20	45,852.81
	f)	Others	9,837.36	9,121.35	7,674.97	18,958.71	14,956.09	30,668.99
3.	TOTAL INCOME (1)+(2)		72,942.55	67,270.06	57,292.26	140,212.61	109,376.26	236,037.72
4.	Interest expended		22,225.30	21,121.62	17,908.01	43,346.92	34,275.67	74,108.16
5.	Operating expenses (g)+(h)+(i)		30,838.91	28,071.16	23,911.01	58,910.07	43,967.68	97,782.79
	g)	Employee cost	5,993.19	6,165.85	4,662.23	12,159.04	9,473.56	19,171.98
	h)	Claims and benefits paid and other expenses pertaining to insurance business	17,341.60	14,646.67	11,888.21	31,988.27	20,394.84	50,260.12
	i)	Other operating expenses	7,504.12	7,258.64	7,360.57	14,762.76	14,099.28	28,350.69
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		53,064.21	49,192.78	41,819.02	102,256.99	78,243.35	171,890.95

7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		19,878.34	18,077.28	15,473.24	37,955.62	31,132.91	64,146.77

8.	Provisions (other than tax) and contingencies		1,381.88	1,315.89	649.01	2,697.77	1,994.05	3,712.41
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		18,496.46	16,761.39	14,824.23	35,257.85	29,138.86	60,434.36
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		45.19	56.87	335.45	102.06	586.49	1,073.77
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		18,541.65	16,818.26	15,159.68	35,359.91	29,725.35	61,508.13
13.	Tax expense (j)+(k)		4,635.66	4,355.45	3,808.82	8,991.11	7,360.04	15,427.62
	j)	Current tax	4,214.41	4,094.74	3,638.50	8,309.15	7,146.07	13,693.30
	k)	Deferred tax	421.25	260.71	170.32	681.96	213.97	1,734.32
14.	Less: Share of profit/(loss) of minority shareholders		958.22	766.97	454.73	1,725.19	833.06	1,824.14
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		12,947.77	11,695.84	10,896.13	24,643.61	21,532.25	44,256.37
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		12,947.77	11,695.84	10,896.13	24,643.61	21,532.25	44,256.37
18.	Paid-up equity share capital (face value Rs. 2/- each)		1,409.45	1,407.45	1,400.83	1,409.45	1,400.83	1,404.68
19.	Reserves excluding revaluation reserves		-	266,675.48	226,314.47	-	226,314.47	250,222.56
20.	Earnings per share (EPS)					-
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		18.39	16.64	15.57	35.03	30.79	63.19
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		18.05	16.32	15.27	34.36	30.19	61.96

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	September 30, 2024	June 30, 2024	March 31, 2024	September 30, 2023
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,409.45	1,407.45	1,404.68	1,400.83
Employees stock options/units outstanding	1,650.74	1,516.12	1,405.32	1,078.01
Reserves and surplus	277,026.44	269,786.39	253,333.84	229,405.37
Minority interest	15,586.37	14,396.84	13,888.42	7,203.63
Deposits	1,529,513.61	1,456,732.61	1,443,579.95	1,325,252.62
Borrowings (includes subordinated debt)	219,760.55	206,033.29	207,428.00	189,709.79
Policyholders' funds	306,679.41	295,381.31	281,318.33	259,349.87
Other liabilities and provisions	164,884.99	162,140.81	161,704.49	111,449.63
Total Capital and Liabilities	2,516,511.56	2,407,394.82	2,364,063.03	2,124,849.75

Assets
Cash and balances with Reserve Bank of India	89,198.99	80,506.78	89,943.02	66,269.76
Balances with banks and money at call and short notice	75,185.64	54,002.68	;72,825.88	62,832.19
Investments	874,760.49	857,793.87	827,162.51	715,263.84
Advances	1,360,046.48	1,303,045.56	1,260,776.20	1,182,108.54
Fixed assets	14,254.27	13,663.27	13,240.28	11,657.62
Other assets	100,155.51	95,472.48	97,640.98	86,616.47
Goodwill on consolidation	2,910.18	2,910.18	2,474.16	101.33
Total Assets	2,516,511.56	2,407,394.82	2,364,063.03	2,124,849.75

CONSOLIDATED CASH FLOW STATEMENTS

(₹ in crore)
Particulars		Periodended
		September 30,2024 (H1-2025)	March 31,2024 (FY2024)	September 30,2023 (H1-2024)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		33,634.72	59,683.99	28,892.29

Adjustments for:
Depreciation and amortisation		1,289.85	1,995.89	718.03
Net (appreciation)/depreciation on investments		(1,719.26)	1,617.20	544.08
Provision in respect of non-performing and other assets		3,044.57	963.57	912.46
General provision for standard assets		425.50	1,165.85	845.42
Provision for contingencies & others		(94.59)	878.02	338.00
(Profit)/loss on sale of fixed assets		5.02	(14.41)	(7.49)
Employees stock options expense		407.73	702.91	355.73
	(i)	36,993.54	66,993.03	32,598.52

Adjustments for:
(Increase)/decrease in investments		21,634.25	16,735.53	(61,307.31)
(Increase)/decrease in advances		(102,314.85)	(178,264.68)	(99,161.23)
Increase/(decrease) in deposits		85,933.66	232,993.01	114,420.47
(Increase)/decrease in other assets		(3,139.44)	1,881.88	(1,174.66)
Increase/(decrease) in other liabilities and provisions		14,351.08	30,289.32	19,941.38
	(ii)	16,464.70	103,635.06	(27,281.35)

Refund/(payment) of direct taxes	(iii)	(8,359.11)	(13,343.60)	(5,114.50)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	45,099.13	157,284.48	202.67
Cash flow from/(used in) investing activities
Purchase of fixed assets		(2,789.67)	(3,678.54)	(1,887.32)
Proceeds from sale of fixed assets		42.62	69.89	39.66
(Purchase)/sale of held to maturity securities		(46,687.44)	(142,322.44)	(1,624.00)
Net cash flow from/(used in) investing activities	(B)	(49,434.49)	(145,931.09)	(3,471.66)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		803.25	1,170.87	624.91
Proceeds from long-term borrowings		21,673.28	39,196.82	13,217.32
Repayment of long-term borrowings		(22,077.10)	(39,146.88)	(19,730.64)
Net proceeds/(repayment) of short-term borrowings		12,542.00	18,142.30	7,327.24
Dividend paid		(7,041.27)	(5,598.60)	(5,598.60)
Net cash flow from/(used in) financing activities	(C)	5,900.16	13,764.51	(4,159.77)
Effect of exchange fluctuation on translation reserve	(D)	50.93	423.44	74.22

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		1,615.73	25,541.34	(7,354.54)

Cash and cash equivalents at beginning of the period/year		162,768.90	136,456.49	136,456.49
Add: Addition of ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited as a subsidiary in consolidation during the period/year		-	771.07	-
Cash and cash equivalents at end of the period/year		164,384.63	162,768.90	129,101.95

1.	Cash and cash equivalents include cash in hand, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2024 (Q2-2025)	June 30, 2024 (Q1-2025)	September 30, 2023 (Q2-2024)	September 30, 2024 (H1-2025)	September 30, 2023 (H1-2024)	March 31, 2024 (FY2024)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	38,750.86	37,378.46	33,080.02	76,129.32	64,137.23	134,547.57
b	Wholesale Banking	20,388.83	19,392.15	17,383.77	39,780.98	33,452.90	71,780.22
c	Treasury	33,563.89	32,651.54	27,718.83	66,215.43	54,024.35	113,701.83
d	Other Banking	2,075.55	1,497.42	1,497.57	3,572.97	3,064.20	6,403.40
e	Life Insurance	13,888.43	11,335.68	13,413.14	25,224.11	23,350.83	54,236.13
f	General Insurance	6,546.95	6,175.57	..	12,722.52	..	1,895.81
g	Others	5,184.30	4,436.39	3,287.17	9,620.69	6,416.95	14,036.87
	Total segment revenue	120,398.81	112,867.21	96,380.50	233,266.02	184,446.46	396,601.83
	Less: Inter segment revenue	47,456.26	45,597.15	39,088.24	93,053.41	75,070.20	160,564.11
	Income from operations	72,942.55	67,270.06	57,292.26	140,212.61	109,376.26	236,037.72
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	5,556.19	4,239.07	4,895.97	9,795.26	9,074.60	18,849.17
b	Wholesale Banking	5,197.53	4,912.07	4,670.00	10,109.60	8,749.70	19,971.71
c	Treasury	4,587.70	5,477.73	3,826.64	10,065.43	8,189.15	14,640.88
d	Other Banking	306.75	314.13	323.65	620.88	755.31	1,638.40
e	Life Insurance	286.36	260.23	248.31	546.59	456.79	923.23
f	General Insurance	919.03	773.99	..	1,693.02	..	220.47
g	Others	2,164.03	1,683.11	1,367.63	3,847.14	2,712.03	6,009.70
	Total segment results	19,017.59	17,660.33	15,332.20	36,677.92	29,937.58	62,253.56
	Less: Inter segment adjustment	521.13	898.94	507.97	1,420.07	798.72	1,819.20
	Add: Share of profit in associates	45.19	56.87	335.45	102.06	586.49	1,073.77
	Profit before tax and minority interest	18,541.65	16,818.26	15,159.68	35,359.91	29,725.35	61,508.13
3.	Segment assets
a	Retail Banking	778,247.73	747,392.84	668,057.40	778,247.73	668,057.40	719,313.62
b	Wholesale Banking	502,717.35	491,263.38	463,638.43	502,717.35	463,638.43	482,456.10
c	Treasury	645,790.96	617,563.37	556,107.71	645,790.96	556,107.71	634,054.80
d	Other Banking	99,697.42	85,504.40	85,485.62	99,697.42	85,485.62	89,305.62
e	Life Insurance	326,637.20	313,150.94	276,072.97	326,637.20	276,072.97	298,795.29
f	General Insurance	67,534.00	65,696.63	..	67,534.00	..	62,831.70
g	Others	103,293.30	95,096.58	79,509.73	103,293.30	79,509.73	87,996.61
h	Unallocated	5,373.78	5,439.56	7,409.61	5,373.78	7,409.61	7,571.17
	Total	2,529,291.74	2,421,107.70	2,136,281.47	2,529,291.74	2,136,281.47	2,382,324.91
	Less: Inter segment adjustment	12,780.18	13,712.88	11,431.72	12,780.18	11,431.72	18,261.88
	Total segment assets	2,516,511.56	2,407,394.82	2,124,849.75	2,516,511.56	2,124,849.75	2,364,063.03
4.	Segment liabilities
a	Retail Banking	1,063,337.34	1,027,261.28	940,334.15	1,063,337.34	940,334.15	1,019,845.49
b	Wholesale Banking	494,981.27	455,949.98	416,050.16	494,981.27	416,050.16	456,571.53
c	Treasury	164,916.99	160,318.98	145,118.41	164,916.99	145,118.41	166,411.24
d	Other Banking	54,914.98	54,147.38	54,431.14	54,914.98	54,431.14	55,134.33
e	Life Insurance	315,258.92	302,050.71	265,576.06	315,258.92	265,576.06	287,991.47
f	General Insurance	53,159.31	52,402.27	..	53,159.31	..	50,358.96
g	Others	89,536.30	83,024.16	69,541.69	89,536.30	69,541.69	76,768.05
h	Unallocated	13,100.00	13,242.98	13,345.66	13,100.00	13,345.66	13,100.00
	Total	2,249,205.11	2,148,397.74	1,904,397.27	2,249,205.11	1,904,397.27	2,126,181.07
	Less: Inter segment adjustment	12,780.18	13,712.88	11,431.72	12,780.18	11,431.72	18,261.88
	Total segment liabilities	2,236,424.93	2,134,684.86	1,892,965.55	2,236,424.93	1,892,965.55	2,107,919.19
5.	Capital employed	280,086.63	272,709.96	231,884.20	280,086.63	231,884.20	256,143.84
6.	Total (4)+(5)	2,516,511.56	2,407,394.82	2,124,849.75	2,516,511.56	2,124,849.75	2,364,063.03

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.

8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes for standalone and consolidated financial results

1.

The above standalone and consolidated financial results have been approved by the Board of Directors at its meeting held on October 26, 2024. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q2-2025 and H1-2025.

2.

The standalone and consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (‘IRDAI Guidelines’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Security Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.

3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at September 30, 2024 are given below:

₹. in crore
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of March 31, 2024 (A)	Of (A), aggregate debt that slipped into NPA during H1-2025[2]	Of (A) amount written off during H1-2025	Of (A) amount paid by the borrowers during H1-2025[3]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – September 30, 2024
Personal Loans[4]	1,303.98	48.56	2.25	147.75	1,107.67
Corporate persons[1]	816.58	..	..	26.03	790.55
Of which, MSMEs	..	..	..	..	..
Others	402.79	4.12	1.10	47.92	350.75
Total	2,523.35	52.68	3.35	221.70	2,248.97

1. Includes transition impact due to implementation of Reserve Bank of India (Classification, Valuation and Operation of Investment Portfolio of Commercial Banks) Directions, 2023 (applicable from April 1, 2024) amounting to ₹ 27.25 crore.

2. Includes cases which have been written off during the period.
3. Net of increase in exposure during the period.
4. Includes various categories of retail loans.
4.	Details of loans sold/acquired by the Bank as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:
a) Loans not in default
(i) Details of loans not in default sold/acquired under assignment during six months ended September 30, 2024:

₹ in crore
Particulars	Loans acquired	Loans sold
Amount of loan	5,767.49	..
Weighted average residual maturity (in years)	8.61	..
Weighted average holding period of the originator (in years)	1.01	..
Retention of beneficial economic interest by the originator	2,186.69	..
Tangible security coverage (times)	1.59	..

1. The Bank has acquired unfunded loans amounting to ₹ 477.69 crore and not sold any unfunded loans for six month ended September 30, 2024 through novation.
2. In addition, the Bank has not acquired any loan through risk participation from secondary market.
3. The disclosure includes loans acquired through buyout and co-lending similar to direct assignment.
(ii)	Details of rating-wise distribution of the loans sold/acquired under assignment during six months ended September 30, 2024:

₹ in crore
Rating	Loans acquired	Loans sold
Ind A-, A+, A,A+	546.97	..
ICRA A-,AA-	172.54	..
Crisil A,A+,AA	45.25	..

1. Excluding retail and other unrated loans.

b) Stressed loans (NPA and Special Mention Account accounts)
(i)	Details of stressed loans classified as NPA sold by the Bank during six months ended September 30, 2024:

₹ in crore
Particulars	To ARCs	To permitted transferees
Number of accounts	12	..
Aggregate principal outstanding of loans transferred[2]	129.89	..
Weighted average residual tenor of the loans transferred[3]	..	..
Net book value of loans transferred (at the time of transfer)[4]	..	..
Aggregate consideration	140.98	..
Additional consideration realized in respect of accounts transferred in earlier years	..	..

1. Excess provision reversed to profit and loss account on account of sale of NPAs to ARCs was ₹ 129.89 crore and no amount was transferred to other permitted transferees.
2. Net of write-off.
3. For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.
4. Net of write-off and provisions.

(ii)	The Bank has not sold/acquired loans classified as Special Mention Account during six months ended September 30, 2024.
(iii)	The Bank has not acquired non-performing loans during six months ended September 30, 2024.

(iv)	Details of rating-wise distribution of SRs held by the Bank at September 30, 2024:

₹ in crore
Rating	NAV estimate %	Carrying value[1]
RR1	Above 100%	305.26
RR2	Above 75% upto 100%	..
RR3	Above 50% upto 75%	234.18
RR4	Above 25% upto 50%	..
RR5	Upto 25%	657.97
Total		1,197.41

1. Amount represents net of provisions.
2. The Bank holds marked-to-market loss of ₹ 332.97 crore and additional provision of ₹ 876.13 crore.
5.	At September 30, 2024, the Bank holds contingency provision of ₹ 13,100.00 crore (June 30, 2024, March 31, 2024 and September 30, 2023: ₹ 13,100.00 crore) .
6.

There are no changes in the significant accounting policies applied during H1-2025 as compared to those applied in FY2024 except for classification and measurement of investments by the Bank. With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. Accordingly, in standalone financial results, the Bank has accounted net transition gain of ₹ 2,058.31 crore (net of tax) and ₹ 1,156.10 crore (net of tax) in Available for Sale (‘AFS’) Reserve and General Reserve respectively in accordance with the RBI Directions.

For the purpose of consolidation, from H1-2025, the domestic group entities (except insurance subsidiaries), have aligned with the Bank’s accounting policies including the aforesaid RBI Directions. Accordingly, the Group has accounted net transition gain of ₹ 2,058.31 crore (net of tax and minority interest) and ₹ 1,408.29 crore (net of tax and minority interest) in AFS Reserve and General Reserve respectively in accordance with the RBI Directions.
Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories at September 30, 2024 have been recognised through AFS reserve and Profit and Loss account respectively.  Accordingly, the amounts for previous periods are not comparable.

7.	During Q2-2025, the Bank has allotted 10,013,046 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.
8.

ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective from March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the consolidated financial results for Q1-2025, Q2-2025 and H1-2025 are not comparable with the previous period/year.

9.

In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio and net stable funding ratio is available at https://www.icicibank.com/regulatory-disclosure.page.

10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.

The above standalone and consolidated financial results for Q2-2025 and H1-2025 have been reviewed by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants. The standalone and consolidated financial results for Q1-2025, H1-2024 and FY2024 were reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, on which they had issued unmodified conclusion/opinion.

12.	₹ 1.00 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

/s/ Ajay Kumar Gupta
Ajay Kumar Gupta
Mumbai	Executive Director
October 26, 2024	DIN-07580795

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ limited review report on unaudited standalone financial results for the quarter ended 30 September 2024 and year to date results for the period from 1 April 2024 to 30 September 2024 of the ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited standalone financial results of ICICI Bank Limited (hereinafter referred to as ‘the Bank’) for the quarter ended 30 September 2024 and year to date results for the period from 1 April 2024 to 30 September 2024 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (‘the SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’), except for the disclosures prescribed by the Reserve Bank of India (the ‘RBI’), relating to Pillar 3 disclosures as at 30 September 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 9 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank’s management and approved by its Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the RBI from time to time (‘the RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid accounting standard and other accounting principles generally accepted in India and the RBI guidelines, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters except for the disclosures relating to Pillar 3 disclosures as at 30 September 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 9 to the Statement and have not been reviewed by us.

5.	The standalone financial results of the Bank for the three months ended 30 June 2024 were reviewed jointly by the predecessor auditors whose report dated 27 July 2024 had expressed an unmodified conclusion. The standalone financial results of the Bank for the year ended 31 March 2024 were audited jointly by the predecessor auditors whose report dated 27 April 2024 had expressed an unmodified opinion. The standalone financial results of the Bank for corresponding quarter ended 30 September 2023 and corresponding period from 1 April 2023 to 30 September 2023 were reviewed jointly by the predecessor auditors whose report dated 21 October 2023 had expressed an unmodified conclusion.

Our review report is not modified in respect of the above matters.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna Ashwin Suvarna Partner Membership No.: 109503	/s/ Manish Sampat Manish Sampat Partner Membership No.: 101684
UDIN: 24109503BKCSLL3444	UDIN: 24101684BKEJKL7904

Place: Mumbai	Place: Mumbai
Date: 26 October 2024	Date: 26 October 2024

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants
14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Limited review report (unmodified) on unaudited quarterly consolidated financial results and consolidated year-to-date results for quarter ended 30 September 2024 and year to date results for the period from 1 April 2024 to 30 September 2024 of ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited consolidated financial results of ICICI Bank Limited (hereinafter referred to as “the Parent”), and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”), and its share of the net profit after tax of its associates for the quarter ended 30 September 2024 and year to date results for the period from 1 April 2024 to 30 September 2024 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”), except for the disclosures prescribed by the Reserve Bank of India (the 'RBI') relating to consolidated Pillar 3 disclosures as at 30 September 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 9 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, the guidelines and directions issued by the Reserve Bank of India (RBI) (“RBI Guidelines”) and guidelines issued by Insurance Regulatory and Development Authority of India (“IRDAI guidelines”) as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

4.	The Statement includes the results of the entities mentioned in Annexure 1.

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Accounting Standard, RBI Guidelines, IRDAI guidelines, as applicable and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 September 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 9 to the Statement and have not been reviewed by us.

6.	We did not review the interim financial information of 6 subsidiaries included in the Statement, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 466,262.44 crores as at 30 September 2024 and total revenues (before consolidation adjustments) of Rs. 23,869.35 crores and Rs. 44,146.26 crores, total net profit after tax (before consolidation adjustments) of Rs. 2,139.67 crores and Rs. 3,690.04 crores, for the quarter ended 30 September 2024 and for the period from 1 April 2024 to 30 September 2024, respectively, and cash flows (net) of (Rs. 1,717.61) crores for the period from 1 April 2024 to 30 September 2024, as considered in the Statement. These interim financial information have been reviewed by other auditors whose reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

7.	Further, 3 subsidiaries whose interim financial information reflects total assets of Rs. 31,390.95 crores (before consolidation adjustments) as at 30 September 2024 and total revenues of Rs. 1,706.17 crores and Rs. 3,340.19 crores (before consolidation adjustments) and total net profit after tax of Rs. 403.95 crores and Rs. 913.97 crores (before consolidation adjustments) for the quarter and half year ended 30 September 2024 respectively and the cash flows (net) of Rs. 2,345.33 crores (before consolidation adjustments) for the period 1 April 2024 to 30 September 2024, as considered in the Statement has been reviewed by only one of the joint auditors of the Bank and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of this subsidiary, is based solely on the review report issued by the said auditors of the subsidiary company and the procedures performed as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

8.	The Statement includes the financial information of 9 subsidiaries which have not been reviewed, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 53,803.29 crores as at 30 September 2024 and total revenue (before consolidation adjustments) of Rs. 859.38 crores and Rs. 1,711.44 crores and total net profit after tax (before consolidation adjustments) of Rs. 184.10 crores and Rs. 376.15 crores for the quarter ended 30 September 2024 and for the period from1 April 2024 to 30 September 2024, respectively, and cash flows (net) (before consolidation adjustments) of (Rs. 41.75) crores for the period from 1 April 2024 to 30 September 2024, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 45.19 crores and Rs. 102.06 crores for the quarter ended 30 September 2024 and for the period from 1 April 2024 to 30 September 2024, respectively in respect of 6 associates, based on their financial information which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial information are not material to the Group.

Our conclusion is not modified in respect of this matter.

9.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited ('ICICI Life'), vide their review report dated 25 October 2024 have expressed an unmodified opinion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2024 is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India ('IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the group reporting pack of the Company’.

Our conclusion is not modified in respect of this matter.

10.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited ('ICICI General'), vide their audit report dated 18 October 2024, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('IBNER') and Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 30 September 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and PDR contained in the group reporting pack of the Company.’

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

11.	The consolidated financial results of the Group and its associates for the three months ended 30 June 2024 were reviewed jointly by the predecessor auditors whose report dated 27 July 2024 had expressed an unmodified conclusion. The consolidated financial results of the Group and its associates for the year ended 31 March 2024 were audited jointly by the predecessor auditors whose report dated 27 April 2024 had expressed an unmodified opinion. The Consolidated financial results of the group and its associates for the corresponding quarter ended 30 September 2023 and corresponding period from 1 April 2023 to 30 September 2023 were reviewed jointly by the predecessor auditors whose report dated 21 October 2023 had expressed an unmodified conclusion.

Our conclusion on the Statement is not modified in respect of this matters.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna Ashwin Suvarna Partner Membership No.: 109503 UDIN: 24109503BKCSLN3355	/s/ Manish Sampat Manish Sampat Partner Membership No.: 101684 UDIN: 24101684BKEJKM1958

Place: Mumbai	Place: Mumbai
Date: 26 October 2024	Date: 26 October 2024

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Annexure 1

List of entities included in the statement.

Parent Entity

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank UK PLC

3.	ICICI Bank Canada

4.	ICICI Securities Limited

5.	ICICI Securities Holdings Inc.

6.	ICICI Securities Inc.

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Venture Funds Management Company Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Trusteeship Services Limited

11.	ICICI Investment Management Company Limited

12.	ICICI International Limited

13.	ICICI Prudential Pension Funds Management Company Limited

14.	ICICI Prudential Life Insurance Company Limited

15.	ICICI Lombard General Insurance Company Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Private Limited

19.	ICICI Strategic Investments Fund

Associates

20.	NIIT Institute of Finance Banking and Insurance Training Limited

21.	ICICI Merchant Services Private Limited

22.	India Infradebt Limited

23.	India Advantage Fund-III

24.	India Advantage Fund-IV

25.	Arteria Technologies Private Limited

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 26, 2024

Performance Review: Quarter ended September 30, 2024

•	Profit before tax excluding treasury grew by 7.9% year-on-year to ₹ 14,810 crore (US$ 1.8 billion) in the quarter ended September 30, 2024 (Q2-2025)

•	Core operating profit grew by 12.1% year-on-year to ₹ 16,043 crore (US$ 1.9 billion) in Q2-2025

•	Excluding dividend income from subsidiaries/associates, core operating profit grew by 13.4% year-on-year in Q2-2025

•	Profit after tax grew by 14.5% year-on-year to ₹ 11,746 crore (US$ 1.4 billion) in Q2-2025

•	Total period-end deposits grew by 15.7% year-on-year to ₹ 14,97,761 crore (US$ 178.7 billion) at September 30, 2024

•	Average deposits grew by 15.6% year-on-year to ₹ 14,28,095 crore (US$ 170.4 billion) at September 30, 2024

•	Average current account and savings account (CASA) ratio was 38.9% in Q2-2025

•	Domestic loan portfolio grew by 15.7% year-on-year to ₹ 12,43,090 crore (US$ 148.3 billion) at September 30, 2024

•	Net NPA ratio was 0.42% at September 30, 2024 compared to 0.43% at June 30, 2024

•	Provisioning coverage ratio on non-performing loans was 78.5% at September 30, 2024

•	Including profits for the six months ended September 30, 2024 (H1-2025), total capital adequacy ratio was 16.66% and CET-1 ratio was 15.96% on a standalone basis at September 30, 2024

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended September 30, 2024 (Q2- 2025). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended September 30, 2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury grew by 7.9% year-on-year to ₹ 14,810 crore (US$ 1.8 billion) in Q2-2025 from ₹ 13,731 crore (US$ 1.6 billion) in the quarter ended September 30, 2023 (Q2-2024)

•	Core operating profit grew by 12.1% year-on-year to ₹ 16,043 crore (US$ 1.9 billion) in Q2-2025 from ₹ 14,314 crore (US$ 1.7 billion) in Q2-2024

•	Net interest income (NII) increased by 9.5% year-on-year to ₹ 20,048 crore (US$ 2.4 billion) in Q2-2025 from ₹ 18,308 crore (US$ 2.2 billion) in Q2-2024

•	The net interest margin was 4.27% in Q2-2025 compared to 4.36% in Q1-2025 and 4.53% in Q2-2024

•	Non-interest income, excluding treasury, increased by 10.8% year-on-year to ₹ 6,496 crore (US$ 775 million) in Q2-2025 from ₹ 5,861 crore (US$ 699 million) in Q2-2024

•	Fee income grew by 13.3% year-on-year to ₹ 5,894 crore (US$ 703 million) in Q2-2025 from ₹ 5,204 crore (US$ 621 million) in Q2-2024. Fees from retail, rural and business banking customers constituted about 78% of total fees in Q2-2025

•	Treasury gains were ₹ 680 crore (US$ 81 million) in Q2-2025 as compared to a treasury loss of ₹ 85 crore (US$10 million) in Q2-2024 reflecting realised and mark-to-market gains in equity and fixed income securities

•	Provisions (excluding provision for tax) were ₹ 1,233 crore (US$ 147 million) in Q2-2025 compared to ₹ 583 crore (US$ 70 million) in Q2-2024 and ₹ 1,332 (US$ 159 million) in Q1-2025

•	Profit before tax grew by 13.5% year-on-year to ₹ 15,490 crore (US$ 1.8 billion) in Q2-2025 from ₹ 13,646 crore (US$ 1.6 billion) in Q2-2024

•	Profit after tax grew by 14.5% year-on-year to ₹ 11,746 crore (US$ 1.4 billion) in Q2-2025 from ₹ 10,261 crore (US$ 1.2 billion) in Q2-2024

Credit growth

The Bank has revised the presentation of loans to reflect a consolidated view of the business banking portfolio. This comprises all borrowers with a turnover of upto ₹ 750 crore (US$ 90 million), which was earlier reflected in the reported SME and business banking portfolios, rural business credit forming part of the rural portfolio, dealer funding forming part of the retail portfolio and lending to mid-corporates forming part of the corporate portfolio. Over the past few years, the Bank has seen healthy loan growth in this category and has adopted an integrated approach to coverage, credit and delivery to these customers. Aligning with the same, the Bank would be reporting the retail, rural, business banking and corporate portfolios on this revised basis.

The net domestic advances grew by 15.7% year-on-year and 4.6% sequentially at September 30, 2024. The retail loan portfolio grew by 14.2% year-on-year and 2.9% sequentially, and comprised 53.0% of the total loan portfolio at September 30, 2024. Including non-fund outstanding, the retail portfolio was 44.9% of the total portfolio at September 30, 2024. The business banking portfolio grew by

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

30.0% year-on-year and 10.7% sequentially at September 30, 2024. The rural portfolio grew by 16.5% year-on-year and 1.7% sequentially at September 30, 2024. The domestic corporate portfolio grew by 11.8% year-on-year and 4.9% sequentially at September 30, 2024. Total advances increased by 15.0% year-on-year and 4.4% sequentially to ₹ 12,77,240 crore (US$ 152.4 billion) at September 30, 2024.

The Bank continued to enhance the use of technology in its operations to provide simplified solutions to customers. About 72% of trade transactions were done digitally in Q2-2025. The volume of transactions done through Trade Online platform grew by 20.0% year-on-year in Q2-2025. The value of the Bank’s merchant acquiring transactions through UPI grew by 27.9% year-on-year in Q2-2025.

Deposit growth

Total period-end deposits increased by 15.7% year-on-year and 5.0% sequentially to ₹ 14,97,761 crore (US$ 178.7 billion) at September 30, 2024. Period-end term deposits increased by 15.9% year-on-year and 5.5% sequentially to ₹ 8,89,038 crore (US$ 106.1 billion) at September 30, 2024. Average deposits increased by 15.6% year-on-year and 3.6% sequentially to ₹ 14,28,095 crore (US$ 170.4 billion) in Q2-2025. Average current account deposits increased by 10.8% year-on-year and 0.3% sequentially in Q2-2025. Average savings account deposits increased by 10.2% year-on-year and 2.3% sequentially in Q2-2025.

With the addition of 90 branches during H1-2025, the Bank had a network of 6,613 branches and 16,120 ATMs & cash recycling machines at September 30, 2024.

Asset quality

The gross NPA ratio was 1.97% at September 30, 2024 compared to 2.15% at June 30, 2024. The net NPA ratio was 0.42% at September 30, 2024 compared to 0.43% at June 30, 2024. The gross NPA additions were ₹ 5,073 crore (US$ 605 million) in Q2-2025 compared to ₹ 5,916 crore (US$ 706 million) in Q1-2025. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,319 crore (US$ 396 million) in Q2-2025 compared ₹ 3,292 crore (US$ 393 million) in Q1-2025. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 1,754 crore (US$ 209 million) in Q2-2025 compared to ₹ 2,624 crore (US$ 313 million) in Q1-2025. The Bank has written-off gross NPAs amounting to ₹ 3,336 crore (US$ 398 million) in Q2-2025. The provisioning coverage ratio on non-performing loans was 78.5% at September 30, 2024.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 2,546 crore (US$ 304 million) or 0.2% of total advances at September 30, 2024 from ₹ 2,735 crore (US$ 326 million) at June 30, 2024. The Bank holds provisions amounting to ₹ 812 crore (US$ 97 million) against these borrowers under

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

resolution, as of September 30, 2024. In addition, the Bank continues to hold contingency provisions of ₹ 13,100 crore (US$ 1.6 billion) at September 30, 2024.

In line with the revised presentation of composition of the loan portfolio, the Bank would be providing the BB and below corporate portfolio from the current quarter onwards. The loan and non-fund based outstanding to performing corporate borrowers rated BB and below was ₹ 3,386 crore (US$ 404 million) at September 30, 2024 compared to ₹ 4,164 crore (US$ 497 million) at June 30, 2024.

Capital adequacy

Including profits for the six months ended September 30, 2024 (H1-2025), the Bank’s total capital adequacy ratio at September 30, 2024 was 16.66% and CET-1 ratio was 15.96% compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

Consolidated results

The consolidated profit after tax increased by 18.8% year-on-year to ₹ 12,948 crore (US$ 1.5 billion) in Q2-2025 from ₹ 10,896 crore (US$ 1.3 billion) in Q2-2024.

Consolidated assets grew by 18.4% year-on-year to ₹ 25,16,512 crore (US$ 300.3 billion) at September 30, 2024 from ₹ 21,24,850 crore (US$ 253.6 billion) at September 30, 2023.

Key subsidiaries

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) was ₹ 4,467 crore (US$ 533 million) in H1-2025 as compared to ₹ 3,523 crore (US$ 420 million) in H1-2024. Value of New Business (VNB) of ICICI Life increased year-on-year by 4.2% to ₹ 1,058 crore (US$ 126 million) in H1-2025 compared to ₹ 1,015 crore (US$ 121 million) in H1-2024. The VNB margin was 23.7% in H1-2025 compared to 24.6% in FY2024. The profit after tax increased to ₹ 252 crore (US$ 30 million) in Q2-2025 from ₹ 244 crore (US$ 29 million) in Q2-2024.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) increased by 10.4% year-on-year to ₹ 6,721 crore (US$ 802 million) in Q2-2025 from ₹ 6,086 crore (US$ 726 million) in Q2-2024. The combined ratio stood at 104.5% in Q2-2025 compared to 103.9% in Q2-2024. The profit after tax of ICICI General increased by 20.2% to ₹ 694 crore (US$ 83 million) in Q2-2025 from ₹ 577 crore (US$ 69 million) in Q2-2024.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, increased to ₹ 694 crore (US$ 83 million) in Q2-2025 from ₹ 501 crore (US$ 60 million) in Q2-2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, increased to ₹ 529 crore (US$ 63 million) in Q2-2025 from ₹ 424 crore (US$ 51 million) in Q2-2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

						₹ crore
	FY2024	Q2-2024	H1-2024	Q1-2025	Q2-2025	H1-2025
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	74,306	18,308	36,535	19,553	20,048	39,601
Non-interest income	22,949	5,861	11,044	6,389	6,496	12,885
- Fee income	20,796	5,204	10,047	5,490	5,894	11,384
- Dividend income from subsidiaries/associates	2,073	648	939	894	541	1,435
- Other income	80	9	58	5	61	66
Less:
Operating expense	39,133	9,855	19,378	10,530	10,501	21,031
Core operating profit[1]	58,122	14,314	28,201	15,412	16,043	31,455
Total net provision	3,643	583	1,875	1,332	1,233	2,565
- Contingency provisions[2]	-	-	-	-	-	-
- Other provisions	3,643	583	1,875	1,332	1,233	2,565
Profit before tax excl. treasury	54,479	13,731	26,326	14,080	14,810	28,890
Treasury	9[3]	(85)	167	613	680	1,293
Profit before tax	54,488	13,646	26,493	14,693	15,490	30,183
Less:
Provision for taxes	13,600	3,385	6,584	3,634	3,744	7,378
Profit after tax	40,888	10,261	19,909	11,059	11,746	22,805

1.	Excluding treasury

2.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.6 billion) at September 30, 2024

3.	The treasury loss during Q4-2024 includes the impact of transfer of negative balance of ₹ 340 crore (US$ 41 million) in Foreign Currency Translation Reserve related to Bank’s Offshore Unit in Mumbai to profit and loss account in view of the proposed closure of the Unit

4.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

				₹ crore
	30-Sep-23	31-Mar-24	30-Jun-24	30-Sep-24
	Unaudited	Audited	Unaudited	Unaudited
Capital and liabilities
Capital	1,401	1,405	1,407	1,409
Employee stock options outstanding	1,078	1,405	1,516	1,651
Reserves and surplus	2,13,570	2,35,589	2,51,071	2,56,480
Deposits	12,94,742	14,12,825	14,26,150	14,97,761
Borrowings (includes subordinated debt)	1,16,758	1,24,968	1,20,147	1,24,493
Other liabilities and provisions	93,231	95,323	92,406	95,064
Total capital and liabilities	17,20,780	18,71,515	18,92,697	19,76,858

Assets
Cash and balances with Reserve Bank of India	66,221	89,712	80,439	89,102
Balances with banks and money at call and short notice	43,241	50,214	30,224	47,697
Investments	4,13,253	4,61,942	4,75,256	4,79,098
Advances	11,10,542	11,84,406	12,23,154	12,77,240
Fixed assets	10,166	10,860	11,101	11,546
Other assets	77,357	74,381	72,523	72,175
Total assets	17,20,780	18,71,515	18,92,697	19,76,858

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 83.80

Annexure

Brief Profile of Mr. Vipul Agarwal

Mr. Vipul Agarwal is a Chartered Accountant and joined the Bank in July 2006. He has an overall experience of 27 years. During his associate with the Bank, he has held multiple responsibilities across the Risk Management Group. Prior to joining the Bank, he has worked with Bharat Rasayan Limited and Kotak Mahindra Bank Limited. He heads Data Science and Analytics at the Bank.

ICICI Bank Limited ICICI Bank Tower, Bandra-Kurla Complex, Mumbai – 400 051, India.	Tel: (91) (22) 4008 8900 Email: companysecretary@icicibank.com Website: www.icicibank.com CIN: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 26, 2024	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager